Exhibit 97

ROCKY BRANDS, INC.

CLAWBACK POLICY

Amended and Restated Effective October 31, 2023

Introduction

The Board of Directors (the “Board”) of Rocky Brands, Inc. (the “Company”) believes that it is in the best interests of the Company and its shareholders to create and maintain a culture that emphasizes integrity and accountability and that reinforces the Company’s pay-for-performance compensation philosophy. The Board has therefore adopted this Amended and Restated Rocky Brands, Inc. Clawback Policy (the “Policy”), which provides for the recoupment of certain executive compensation in the event of (1) an accounting restatement resulting from material noncompliance with financial reporting requirements under the federal securities laws or (2) misconduct by an officer/employee subject to this Policy. This Policy is designed to comply with Section 10D of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the listing standards of the national securities exchange on which the Company’s securities are listed, which currently is Nasdaq Listing Rule 5608 (the “Listing Standards”). This Policy supersedes in its entirety the prior version of the Policy that originally was adopted effective August 6, 2015 (the “Original Effective Date”).

Administration

This Policy shall be administered by the Board or, if so designated by the Board, the Compensation Committee, in which case references herein to the Board shall be deemed references to the Compensation Committee. Any determinations made by the Board shall be final and binding on all affected individuals.

Covered Executives

This Policy applies to the Company’s current and former employees of the Company who are (or were) “officers” as defined under Rule 16a-1 under the Exchange Act and determined in accordance with Section 10D of the Exchange Act and the applicable Listing Standards, and such other senior executives/employees who may from time to time be deemed subject to the Policy by the Board (“Covered Executives”).

Covered Incentive Compensation

This Policy shall apply to all Incentive Compensation Received by a Covered Executive (i) on or after the Original Effective Date of this Policy, (ii) after beginning service as a Covered Executive, (iii) with respect to service as a Covered Executive at any time during the applicable performance period relating to any Incentive Compensation (regardless of whether such Covered Executive is serving at the time any Erroneously Awarded Compensation is required to be repaid to the Company), (iv) while the Company has a class of securities listed on a national securities exchange or a national securities association, and (v) during the applicable Clawback Period. “Incentive Compensation” means any of the following; provided that such compensation is granted, earned or vested based wholly or in part on the attainment of one or more of the following Financial Reporting Measures:

●	Annual bonuses and other short- term and long-term cash incentives.

●	Stock options.

●	Stock appreciation rights.

●	Restricted stock.

●	Restricted stock units.

●	Performance shares.

●	Performance units.

A “Financial Reporting Measure” is defined as: (i) any measure that is determined and presented in accordance with the accounting principles used in preparing financial statements, or any measure derived wholly or in part from the financial information, such as revenues, EBITDA or net income, and (ii) stock price and total shareholder return measures. A financial reporting measure need not be presented within the financial statements or included in a filing with the Commission.

Incentive Compensation is “Received” on the date of actual or deemed receipt, and for purposes of the foregoing, deemed receipt occurs in the Company’s fiscal period during which the applicable Financial Reporting Measure is attained, even if payment or grant of the Incentive Compensation occurs after the end of that period.

Recoupment; Accounting Restatement; Misconduct

In the event of a Restatement, the Board will promptly (i) determine the amount of any Excess Incentive Compensation Received by a Covered Executive during the Clawback Period, and (ii) within 60 days after the Restatement is filed with the Securities and Exchange Commission, deliver a written notice to each applicable Covered Executive stating the amount of any Excess Incentive Compensation Received and a demand for repayment or return of such compensation. For this purpose, recovery of Excess Incentive Compensation Received will occur regardless of whether the Covered Executive engaged in misconduct or was otherwise directly or indirectly responsible for the Restatement.

A “Restatement” occurs when the Company is required to prepare an accounting restatement of its financial statements (i) due to the material noncompliance of the Company with any financial reporting requirement under applicable securities laws, including any required accounting restatement to correct an error in previously issued financial statements of the Company that is material to the previously issued financial statements, or (ii) that corrects an error that is not material to previously issued financial statements of the Company, but would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period.

The “Clawback Period” is the three completed fiscal years immediately preceding the date on which the Company is required to prepare a Restatement, except as otherwise required under applicable Listing Standards with respect to any transition period relating to a change in the Company’s fiscal year.

The amount of “Excess Incentive Compensation Received” by a Covered Executive to be recovered will be the excess of the Incentive Compensation Received by the Covered Executive based on the erroneous data over the Incentive Compensation that would have been Received by the Covered Executive had it been based on the restated results, as determined by the Board and computed without regard to taxes paid. Where Incentive Compensation is based on or otherwise derived from stock price or total shareholder return or such other factors that are not subject to mathematical recalculation directly from information in the applicable Restatement, the amount of Excess Incentive Compensation Received shall be determined by the Board based on a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return or other such factors, as applicable, upon which the Incentive Compensation was Received.

In the event that a Covered Executive engages in misconduct, including, but not limited to, fraud, intentional misconduct, gross negligence, or manipulation of earnings (“Misconduct”) that does not result in a Restatement, the Board may require reimbursement or forfeiture of Incentive Compensation Received by a Covered Executive in an amount and during a time period to be determined by the Board in its sole discretion, which may include recovery of all Incentive Compensation Received by the Covered Executive during the affected time period.

Method of Recoupment

The Board will determine, in its sole discretion, the method for recouping Incentive Compensation hereunder which may include, without limitation (i) requiring reimbursement of cash Incentive Compensation previously paid; (ii) seeking recovery of any gain realized on the vesting, exercise, settlement, sale, transfer or other disposition of any equity-based awards; (iii) offsetting the recouped amount from any compensation otherwise owed by the Company to the Covered Executive; (iv) cancelling outstanding vested or unvested equity awards; and/or (v) taking any other remedial and recovery action permitted by law, as determined by the Board.

To the extent a Covered Executive fails to repay all Excess Incentive Compensation Received, the Company shall take all actions reasonable and appropriate to recover such Excess Incentive Compensation Received from the applicable Covered Executive. The applicable Covered Executive shall be required to reimburse the Company for any and all expenses reasonably incurred (including legal fees) by the Company in recovering such Excess Incentive Compensation Received.

Notwithstanding anything in this Policy to the contrary, the Company shall not be required to seek recoupment to the extent the Board determines that recoupment would be impracticable in a manner consistent with the applicable Listing Standards, because either (i) the direct expenses paid to a third party to assist in enforcing this Policy against a Covered Executive would exceed the amount to be recovered from that Covered Executive, after the Company has made a reasonable attempt to recover the Excess Incentive Compensation Received; or (ii) recovery from a Covered Executive would likely cause an otherwise tax-qualified retirement plan under which benefits are broadly available to employees of the Company to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.

Reporting and Disclosure

The Company shall file all disclosures with respect to this Policy with the Securities and Exchange Commission in accordance with the requirements of all applicable securities laws and shall provide any documentation with respect thereto to the Nasdaq in accordance with its Listing Standards.

No Indemnification

The Company shall not indemnify any Covered Executives against the loss of any incorrectly awarded Incentive Compensation that is repaid, returned or recovered pursuant to this Policy or otherwise indemnify or provide advancement of any costs related to the Company’s enforcement of this Policy. If a Covered Executive purchases insurance to cover potential recovery obligations, the Company may not pay or reimburse the Covered Executive for premiums for such an insurance policy. Further, the Company may not enter into any agreement that exempts any Incentive Compensation that is granted, paid, or awarded to a Covered Executive from the application of this Policy or that waives the Company’s right to recovery of any Excess Incentive Compensation Received, and this Policy shall supersede any such agreement (whether entered into before, on, or after the Effective Date of this Policy).

Interpretation

The Board is authorized to interpret and construe this Policy and to make all determinations necessary, appropriate or advisable for the administration of this Policy. It is intended that this Policy be interpreted in a manner that is consistent with the requirements of Section 10D of the Exchange Act and any applicable rules or standards adopted by the Securities and Exchange Commission, Nasdaq Rule 5608, and any other applicable Listing Standards.

Effective Date

This Policy, as restated, shall be effective as of the date it is adopted by the Board (the “Effective Date”) and shall apply to Incentive Compensation that is received by Covered Executives on or after October 2, 2023.

Amendment; Termination

The Board may amend or terminate this Policy from time to time in its discretion and shall amend this Policy as it deems necessary to comply with applicable securities laws or rules and any Listing Standards. Notwithstanding the foregoing, no amendment or termination of this Policy shall be effective if such amendment or termination would (after taking into account any actions taken by the Company contemporaneously with such amendment or termination) cause the Company to violate any federal securities laws, Section 10D of the Exchange Act, or any applicable Listing Standards.

Other Recoupment Rights

The Board intends that this Policy will be applied to the fullest extent of the law. The Board may require that any employment agreement, equity award agreement or similar agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require a Covered Executive to agree to abide by the terms of this Policy. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company pursuant to the terms of any similar policy in any employment agreement, equity award agreement, or similar agreement and any other legal remedies available to the Company.

Successors

This Policy shall be binding and enforceable against all Covered Executives and their beneficiaries, heirs, executors, administrators or other legal representatives.

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